Joe R. Lane (1858-1931)
Charles M. Waterman (1847-1924)
C. Dana Waterman III
David A. Dettmann*
Terry M. Giebelstein*
Rand S. Wonio
Curtis E. Beason
Robert V. P. Waterman, Jr.*
R. Scott Van Vooren*
Richard A. Davidson*
Michael P. Byrne*
Edmund H. Carroll*
Theodore F. Olt III*
Jeffrey B. Lang*
Judith L. Herrmann*
Robert B. McMonagle*
Christopher J. Curran*
Joseph C. Judge*
Jason J. O’Rourke*
Troy A. Howell*
Diane M. Reinsch*
Catherine E. E. Hult*
Mikkie R. Schiltz*
Diane E. Puthoff*
Wendy S. Meyer*
Ian J. Russell*
Benjamin J. Patterson*
Douglas R. Lindstrom, Jr.*
Rian D. Waterman*

___________________________

220 North Main Street, Suite 600
Davenport, Iowa 52801-1987
Telephone (563) 324-3246
Fax (563) 324-1616

Writer’s Direct Dial: (563) 333-6623
E-Mail Address:  ecarroll@l-wlaw.com
www.L-WLaw.com

August 15, 2014

VIA EDGAR

Abbey C. Furlong*
Samuel J. Skorepa*
Kurt P. Spurgeon*
Joshua J. McIntyre*
Brett R. Marshall*
Kelsey A. W. Marquard*
Kyle R. Day*
Andrea D. Mason

Registered Patent Attorney
April A. Price*

Of Counsel
Robert A. Van Vooren*
Thomas N. Kamp
William C. Davidson*
Charles E. Miller*
James A. Mezvinsky
Peter J. Benson*
Michael L. Noyes
Jeffrey W. Paul*

   *Also Admitted in Illinois

Illinois Office
3551 7th Street, Suite 110
Moline, IL  61265

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:  Lee Enterprises, Incorporated
   Registration Statement on Amendment No. 1 to Form S-3
   Filed August 12¸ 2014
   File No. 333-197450

Dear Mr. Dobbie:

On behalf of Lee Enterprises, Incorporated, a Delaware corporation (the “Company”), on August 12, 2014 we filed Amendment No. 1 to the Registration Statement on Form S-3 of the Company (“Amendment No. 1”).  Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from you dated July 31, 2014 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  For your convenience, references in the responses to the page numbers are to Amendment No. 1 and the prospectus included therein.

      The Company has asked us to convey the following as its responses to the Staff:

Mr. Justin Dobbie
August 15, 2014

General

1. Please confirm that none of the selling stockholders are broker-dealers or affiliates of broker-dealers, or revise your document to reflect their status or affiliation.

RESPONSE TO COMMENT 1:

We have confirmed that none of the selling stockholders are broker-dealers or affiliates of broker-dealers, except for our disclosure that one selling stockholder, CVC Global Credit Opportunities Master Fund, L.P., is an affiliate of a broker-dealer.  See Note 9 of the Selling Securityholders table on page 15 of Amendment No. 1.

Signatures

2. Revise the introductory paragraph to the signature section of your document to include all the statements required by Form S-3. The phrase “the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3” appears to have been omitted from your filing. To distinguish the signatures of the board of directors and principal officers of the registrant in their individual capacities from the signature of an authorized officer on behalf of the registrant, include the prescribed sentence “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated” immediately following the duly authorized officer’s signature and prior to the other required signatures. This statement should be followed by the signatures of a majority of the board of directors as well as the signatures of the Principal Executive Officer, the Principal Financial Officer and the Principal Accounting Officer or Controller.

RESPONSE TO COMMENT 2:

We have revised the introductory paragraph to the signature section of Amendment No. 1 to include all the statements required by Form S-3.  See page 26 of Amendment No. 1.

With respect to distinguishing the signatures of the board of directors and principal officers of the registrant in their individual capacities from the signature of an authorized officer on behalf of the registrant, we have revised Amendment No. 1 to include the prescribed sentence “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated” immediately following the duly authorized officer’s signature and prior to the other required signatures.  See page 26 of Amendment No. 1.

Mr. Justin Dobbie
August 15, 2014

Exhibits

3. When you file your amended registration statement, please file each exhibit separately on EDGAR rather than appending them to the main filing.

RESPONSE TO COMMENT 3:

We have filed the Exhibits separately in Amendment No. 1.

We hope that these responses satisfy the Staff.  Please do not hesitate to contact me with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss our responses to the Comment Letter.

Sincerely,

LANE & WATERMAN LLP

By:
Edmund H. Carroll

EHC:mlc
cc:  Mr. Tim Millage (via email)